UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2 )*

OneWater Marine Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

Class A Common Stock - 68280L101
(CUSIP Number)

John G. Troiano
Beekman Investment Partners III, LP
Beekman Investment Partners AIV III-OWM, L.P.
OWM BIP Investor, LLC
c/o The Beekman Group
530 Fifth Avenue, 23rd Floor
New York, New York 10036
(646) 502-3300

(Name, address and telephone number of person authorized to receive notices and communications)

September 30, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68280L101	Page 2 of 10

1	NAME OF REPORTING PERSONS John G. Troiano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 365,196 shares of Class A Common Stock(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 365,196 shares of Class A Common Stock(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,196 shares of Class A Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07% of Class A Common Stock(1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Beekman Investment Partners III, LP (“Beekman”) beneficially owns 65,986 shares of Class A Common Stock, Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM”) beneficially owns 67,275 shares of Class A Common Stock and OWM BIP Investor, LLC ("OWM BIP") beneficially owns 222,025 shares of Class A Common Stock. Beekman is a limited partnership managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC. AIV III-OWM is an investment fund that is managed by a general partner, Beekman Investment Group III, LLC. OWM BIP is an investment vehicle wholly-owned by AIV III-OWM and Mr. Troiano is the sole manager of Beekman Investment Group III, LLC. The total does not include 2,487 shares of restricted stock units awarded on September 30, 2021 pursuant to the OneWater Marine Inc. 2020 Omnibus Incentive Plan. The award vests on September 30, 2022, subject to the recipient's continued service as a director of OneWater Marine Inc. through such vesting date.
(2)
Based on 11,661,575 shares of Class A common stock, par value $0.01 per share, of OneWater Marine Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of August 30, 2021.
(3)
In the aggregate based on the Reporting Persons' Class A Common Stock as of September 30, 2021, the Reporting Persons have voting power representing 2.43% of the Issuer’s outstanding classes of common stock.

CUSIP No. 68280L101	Page 3 of 10

1	NAME OF REPORTING PERSONS Beekman Investment Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 65,986 shares of Class A Common Stock(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 65,986 shares of Class A Common Stock(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,986 shares of Class A Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% of Class A Common Stock(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Beekman is a limited partnership managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC.
(2)
Based on 11,661,575 shares of Class A common stock, par value $0.01 per share, of the Issuer, issued and outstanding as of August 30, 2021.

CUSIP No. 68280L101	Page 4 of 10

1	NAME OF REPORTING PERSONS Beekman Investment Partners AIV III-OWM, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 67,275 shares of Class A Common Stock(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 67,275 shares of Class A Common Stock(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,275 shares of Class A Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57% of Class A Common Stock(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
AIV III-OWM is an investment fund that is managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC.
(2)
Based on 11,661,575 shares of Class A common stock, par value $0.01 per share, of the Issuer, issued and outstanding as of August 30, 2021.

CUSIP No. 68280L101	Page 5 of 10

1	NAME OF REPORTING PERSONS OWM BIP Investor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 222,025 shares of Class A Common Stock(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 222,025 shares of Class A Common Stock(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,025 shares of Class A Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87% of Class A Common Stock(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
OWM BIP is an investment vehicle wholly-owned by AIV III-OWM that is managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC.
(2)
Based on 11,661,575 shares of Class A common stock, par value $0.01 per share, of the Issuer, issued and outstanding as of August 30, 2021.

CUSIP No. 68280L101	Page 6 of 10

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 21, 2020 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 28, 2020 (together, the "Original Schedule 13D") filed by the Reporting Persons (as defined below) with respect to shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D or reflect any change in information from the date set forth on the cover of this Amendment No. 2 through the date set forth on the signature pages of this Amendment No. 2. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer.

This Original Schedule 13D as amended and supplemented by Amendment No. 2 is filed by John G. Troiano, Beekman Investment Partners III, LP (“Beekman”), Beekman Investment Partners AIV III-OWM, L.P. (“AIV III-OWM”) and OWM BIP Investor, LLC ("OWM BIP", together with Mr. Troiano, Beekman, and AIV III-OWM, the “Reporting Persons”) with respect to an aggregate of 365,196 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”).

Previously, the Reporting Persons may have been deemed to beneficially own 222,025 shares of the Issuer's Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”). The Class B Common Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act") but is entitled to one vote per share on any matter coming before the shareholders of the Issuer. The Reporting Persons also previously may have been deemed to beneficially own 222,025 issued common units (the “Common Units”) in One Water Marine Holdings, LLC, a Delaware limited liability company (“OneWater LLC’’), held by OWM BIP, which are convertible on a one-for-one basis into Class A Common Stock or for a cash payment at the request of the Reporting Persons. The principal executive offices of the Issuer are located at 6275 Lanier Islands Parkway, Buford, Georgia 30518.

On February 6, 2020, the Issuer, OneWater LLC, and One Water Assets & Operations, LLC, a Delaware limited liability company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc. (the “Underwriters”), relating to the offer and sale of the Issuer’s Class A Common Stock. The Underwriting Agreement provided for the offer and sale by the Issuer, and the purchase by the Underwriters, of 4,615,385 shares of Common Stock at a price to the public of $12.00 per share (the “Offering”). The Offering closed on February 11, 2020.

CUSIP No. 68280L101	Page 7 of 10

Item 2. Identity and Background.

(a)
This statement is filed by Beekman, AIV III-OWM, OWM BIP, and Mr. Troiano.

(b)
The address of the principal business and principal office of each of the Reporting Persons is 530 Fifth Avenue, 23rd Floor, New York, New York 10036.

(c)
Beekman's principal business is investment fund management. AIV III-OWM 's principal business is investment fund management. OWM BIP is an investment vehicle wholly-owned by AIV III-OWM and controlled by Mr. Troiano. Mr. Troiano's principal occupation is Managing Partner and Chief Executive Officer of The Beekman Group.

(d)
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Beekman is a Delaware limited partnership. AIV III-OWM is a Delaware limited partnership. OWM BIP is a Delaware limited liability company. Mr. Troiano is a United States citizen.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On September 30, 2021, OWM BIP, an investment vehicle wholly-owned by AIV III-OWM, redeemed 222,025 common units of OneWater LLC and 222,025 shares of the Issuer's Class B Common Stock for 222,025 newly-issued shares of the Issuer's Class A Common Stock. Also, on September 30, 2021, Mr. Troiano's previous award of 3,660 restricted stock units awarded pursuant to the OneWater Marine Inc. 2020 Omnibus Incentive Plan vested due to his continued service as a director of the Issuer through such vesting date.

On September 30, 2021, Mr. Troiano was awarded 2,487 restricted stock units pursuant to the OneWater Marine Inc. 2020 Omnibus Incentive Plan. The award vests on September 30, 2022, subject to the recipient's continued service as a director of OneWater Marine Inc. through such vesting date.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Class A Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Class A Common Stock, selling some or all of its shares of Class A Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP No. 68280L101	Page 8 of 10

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) In aggregate, the Reporting Persons are the beneficial owners of (i) 365,196 shares of Class A Common Stock of the Issuer, representing 3.07% of the Issuer's Class A Common Stock and (ii) no shares of the Issuer's Class B Common Stock. The Issuer's Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The Issuer's Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act and confer no incidents of ownership upon the holder, but is entitled to one vote per share on any matter coming before the shareholders of the Issuer. The Reporting Persons, as of September 30, 2021, have voting power representing approximately 2.43% of the Issuer’s outstanding Class A Common Stock and Class B Common Stock. The percentage of voting power is based on (i) 11,883,600 shares of Class A Common Stock and (ii) 3,155,424 shares of Class B Common Stock outstanding as of September 30, 2021. The total does not include 2,487 shares of restricted stock units awarded on September 30, 2021 pursuant to the OneWater Marine Inc. 2020 Omnibus Incentive Plan. The award vests on September 30, 2022, subject to the recipient's continued service as a director of OneWater Marine Inc. through such vesting date.

(b) The information contained on the cover page to this Amendment No. 2 is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

Reporting Person	Transaction Date	Amount of Securities	Price per Share or Unit	How transaction effected
Beekman Investment Partners III, LP	8/2/2021	Sold 24,840 shares of Class A common stock	$47.467(1)	Such transactions were effected in the open market through a broker.
Beekman Investment Partners III, LP	8/3/2021	Sold 19,979 shares of Class A common stock	$46.168(2)	Such transactions were effected in the open market through a broker.
Beekman Investment Partners III, LP	8/4/2021	Sold 12,514 shares of Class A common stock	$45.335(3)	Such transactions were effected in the open market through a broker.
Beekman Investment Partners III, LP	8/5/2021	Sold 15,431 shares of Class A common stock	$45.147(4)	Such transactions were effected in the open market through a broker.
Beekman Investment Partners III, LP	8/5/2021	Sold 1,745 shares of Class A common stock	$46.047(5)	Such transactions were effected in the open market through a broker.
John Troiano	9/30/2021	Awarded 2,487 restricted stock units	(6)	(7)

CUSIP No. 68280L101	Page 9 of 10

Footnote	Description
(1)	The price reported is a weighted average price, rounded to the nearest 1/100th cent. These shares were sold in multiple transactions at prices ranging from $47.97 to $47.00.
(2)	The price reported is a weighted average price, rounded to the nearest 1/100th cent. These shares were sold in multiple transactions at prices ranging from $47.00 to $46.00.
(3)	The price reported is a weighted average price, rounded to the nearest 1/100th cent. These shares were sold in multiple transactions at prices ranging from $45.603 to $45.00.
(4)	The price reported is a weighted average price, rounded to the nearest 1/100th cent. These shares were sold in multiple transactions at prices ranging from $45.695 to $45.00.
(5)	The price reported is a weighted average price, rounded to the nearest 1/100th cent. These shares were sold in multiple transactions at prices ranging from $46.13 to $46.00.
(6)	Represents an award for a non-employee independent director with an annual restricted stock unit grant valued, on the date of grant, at $100,000, which will vest one year following the date of grant.
(7)
The aggregate amount beneficially owned in this Amendment No. 2 to Schedule 13D does not include 2,487 shares of restricted stock units awarded on September 30, 2021 pursuant to the OneWater Marine Inc. 2020 Omnibus Incentive Plan. The award vests on September 30, 2022, subject to the recipient's continued service as a director of OneWater Marine Inc. through such vesting date.

The information set forth above in Item 4 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d) Not applicable.

(e) As of September 28, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of common stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of October 4, 2021, by and among the Reporting Persons.

CUSIP No. 68280L101	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2021	By:	/s/ John G. Troiano
John G. Troiano, individually
Dated: October 4, 2021
Beekman Investment Partners III, LP

	By:	Beekman Investment Group III, LLC, its general partner
/s/ John G. Troiano
John G. Troiano, Sole Manager
Dated: October 4, 2021
Beekman Investment Partners AIV III-OWM, L.P.

	By:	Beekman Investment Group III, LLC, its general partner
/s/ John G. Troiano
John G. Troiano, Sole Manager
Dated: October 4, 2021
OWM BIP Investor, LLC
	By:	/s/ John G. Troiano
John G. Troiano, Manager